E-Home Household Service Holdings Ltd.

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

June 22, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Donald Field

Re:	E-Home Household Service Holdings Ltd.

Form 20-F for the Fiscal Year Ended June 30, 2021

Filed October 29, 2021

File No. 001-40375

Ladies and Gentlemen:

We hereby submit the response of E-Home Household Service Holdings Ltd. (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated June 21, 2022, providing the Staff’s comment with respect to the above-referenced Company’s Form 20-F.

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 20-F for the Fiscal Year Ended June 30, 2021

General

1.	We note that your registration statement on Form F-3 (File No. 333-259464) is currently under review and we have issued a number of comments on your China-related disclosures. Please confirm that you will include in future Exchange Act filings all applicable China-related disclosures you include, or will include, in your Form F-3 in response to such comments.

Response: We hereby confirm that we will include in our future Exchange Act filings all applicable China-related disclosures we have included, or will include, in our registration statement on Form F-3 (File No. 333-259464) (the “Form F-3”) in response to the Staff’s comments on the Form F-3.

If you would like to discuss the above response or if you would like to discuss any other matters, please contact the undersigned at +86-591-87590668 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

E-Home Household Service Holdings Ltd.

By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

cc:	Kevin Sun, Esq.